UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2022

Commission File Number 001-40974

GLOBALFOUNDRIES Inc.

400 Stonebreak Road Extension

Malta, NY 12020

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

At the Annual General Meeting of Shareholders, held on July 25, 2022, the shareholders of GLOBALFOUNDRIES Inc. (the “Company”) approved the following proposals: (1) the election of Dr. Thomas Caulfield, Ahmed Saeed Al Calily, Tim Breen and Glenda Dorchak as Class I directors of GF, each to serve for a three-year term, or until such person resigns or is removed in accordance with the terms of the Company’s Amended and Restated Memorandum and Articles of Association, and (2) the ratification of the appointment of KPMG LLP as the Company’s independent public accounting firm for the fiscal year ending December 31, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBALFOUNDRIES Inc.

Date: August 4, 2022	By:	/s/ Thomas Caulfield
	Name:	Dr. Thomas Caulfield
	Title:	President & Chief Executive Officer